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                                                          Exhibit 99.22.(d)(xii)

                         EXPENSE REIMBURSEMENT AGREEMENT

     THIS EXPENSE REIMBURSEMENT AGREEMENT (this "Agreement") is made and entered into this 1st day of January 2005 between Lord, Abbett & Co. LLC ("Lord Abbett") and Lord Abbett Series Fund, Inc. (the "Series Fund") with respect to the All Value Portfolio, America's Value Portfolio, Bond-Debenture Portfolio, Growth Opportunities Portfolio, and International Portfolio (each a "Portfolio" and collectively the "Portfolios")

     In consideration of good and valuable consideration, receipt of which is hereby acknowledged, it is agreed as follows:

     1. Lord Abbett agrees to bear directly and/or reimburse the Portfolios for expenses other than investment management fees and any extraordinary expenses (the "Other Expenses"), if and to the extent that Other Expenses exceed or would otherwise exceed an annual rate of forty basis points (0.40%) of net assets in each such Portfolio for the time period set forth below.

     2. Lord Abbett's commitment described in paragraphs 1 will be effective from January 1, 2005 through December 31, 2005.

     IN WITNESS WHEREOF, Lord Abbett and the Series Fund have caused this Agreement to be executed by a duly authorized member and officer, respectively, on the day and year first above written.


                               LORD ABBETT SERIES FUND, INC.


                               By: /s/ Christina T. Simmons
                                  -------------------------------------------
                                       Christina T. Simmons
                                       Vice President and Assistant Secretary


                               LORD, ABBETT & CO. LLC


                               By: /s/ Paul A. Hilstad
                                  -------------------------------------------
                                       Paul A. Hilstad
                                       Member and General Counsel